SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
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MANATRON, INC.
(Name of Registrant as specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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510 East Milham Road
Portage, Michigan 49002

September 6, 2002

To Our Shareholders:

You are cordially invited to attend the 2002 Annual Meeting of Shareholders of Manatron, Inc. The meeting will be held at the Hawthorn Suites Hotel, in Kalamazoo, Michigan, on Thursday, October 10, 2002, at 10:00 a.m., local time.

On the following pages, you will find the Notice of Annual Meeting of Shareholders and the Proxy Statement. The Proxy Statement and enclosed proxy card are being furnished to shareholders on or about September 6, 2002. A report on Manatron's activities and its outlook for the future also will be presented at the meeting.

It is important that your shares be represented and voted at the Annual Meeting, regardless of the size of your holdings. Whether or not you plan to attend the Annual Meeting, we urge you to SIGN, DATE, AND RETURN AS SOON AS POSSIBLE the enclosed proxy card. Sending a proxy will not affect your right to vote in person if you attend the meeting. However, if you hold your stock in a broker or bank "street" account and wish to vote your shares in person at the meeting, you must obtain the appropriate documentation from your broker or bank custodian and bring it with you to the meeting.

Respectfully,

Randall L. Peat
Chairman of the Board of Directors

Portage, Michigan
September 6, 2002

**Your Vote is Important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY.**



510 East Milham Road
Portage, Michigan 49002

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders of Manatron, Inc., will be held at the Hawthorn Suites Hotel, in Kalamazoo, Michigan, on Thursday, October 10, 2002, at 10:00 a.m., local time, for the following purposes:

(i)   To elect three directors, one director to serve a two-year term expiring in 2004 and two directors to serve three-year terms expiring in 2005; and

(ii)   To transact any other business that may properly come before the meeting.

Only shareholders of record as of the close of business on August 23, 2002, are entitled to notice of and to vote at the Annual Meeting.

A copy of the Annual Report to Shareholders for the fiscal year ended April 30, 2002 is enclosed with this Notice.   The following Proxy Statement and enclosed proxy card are being furnished to shareholders on or about September 6, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Jane M. Rix
Secretary

Portage, Michigan
September 6, 2002

**Your Vote is Important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY.**

MANATRON, INC.

510 East Milham Road
Portage, Michigan 49002

ANNUAL MEETING OF SHAREHOLDERS

September 6, 2002

PROXY STATEMENT

This Proxy Statement and the enclosed proxy card are being furnished to shareholders of common stock of Manatron, Inc. ("Manatron" or the "Company") on or about September 6, 2002, in connection with the solicitation of proxies by the Board of Directors to be voted at the 2002 Annual Meeting of Shareholders which will be held on Thursday, October 10, 2002, at 10:00 a.m., local time, and at any adjournment of that meeting. The Annual Meeting will be held at the Hawthorn Suites Hotel, in Kalamazoo, Michigan.

The purpose of this Annual Meeting is to consider and vote upon (i) the election of three directors, one director to serve a two-year term expiring in 2004 and two directors to serve three-year terms expiring in 2005 and (ii) to transact any other business that may properly come before the meeting. Proxies in the accompanying form, if properly executed, duly returned to the Company, and not revoked, will be voted at the Annual Meeting. If a shareholder specifies a choice, the shares represented by proxy will be voted as specified. If no choice is specified, the shares represented by proxy will be voted for the election of all nominees named in this Proxy Statement and in accordance with the discretion of the persons named as proxies on any other matters that may come before the meeting or any adjournment of the meeting. For purposes of determining the presence or absence of a quorum for the transaction of business at the meeting, all shares for which a proxy or vote is received, including abstentions and shares represented by a broker vote on any matter, will be counted as present and represented at the meeting.

Any shareholder executing and returning the enclosed proxy card may revoke it at any time before it is exercised by delivering a written notice of revocation to the Secretary of the Company at the address set forth above or by attending and voting at the Annual Meeting.

The Company does not know of any matter to be presented for consideration at the Annual Meeting other than that stated in the Notice of Annual Meeting of Shareholders. If any other matter should properly come before the meeting, the persons named in the proxy will have discretionary authority to vote in accordance with their judgment.

ELECTION OF DIRECTORS

The Board of Directors proposes that Paul R. Sylvester be elected to serve a two-year term expiring in 2004 and that Randall L. Peat and Stephen C. Waterbury be elected to serve three-year terms expiring in 2005.

This Proxy Statement contains more information about the director nominees. The nominees, Messrs. Peat, Sylvester and Waterbury, presently are directors of the Company whose terms will expire at the 2002 Annual Meeting of Shareholders. Unless otherwise directed by a shareholder's proxy, the persons named as proxies intend to vote for the nominees identified above. Each of the nominees has consented to being named in this Proxy Statement and to serve if elected. If any nominee is unable to serve or is otherwise unavailable for election, which is not now anticipated, the Board of Directors may or may not select a substitute nominee. If a substitute nominee is selected, all proxies will be voted for the election of the substitute nominee designated by the Board of Directors. If a substitute nominee is not selected, all proxies will be voted for the election of the remaining nominees. Proxies will not be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

A plurality of the shares present in person or represented by proxy and voting on the election of directors is required to elect directors. For the purpose of counting votes on this proposal, abstentions, broker non-votes, and other shares not voted will not be counted as shares voted on the election, and the number of shares for which a plurality is required will be reduced by the number of shares not voted.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF ALL NOMINEES AS DIRECTORS

VOTING SECURITIES

Holders of record of common stock, no par value ("Common Stock"), at the close of business on August 23, 2002, are entitled to notice of and to vote at the Annual Meeting of Shareholders and at any adjournment of the meeting. As of August 23, 2002, 4,010,130 shares of the Company's Common Stock were issued and outstanding. Shareholders are entitled to one vote on each matter presented for shareholder action for each share of Common Stock registered in their names at the close of business on the record date. Shares cannot be voted unless the shareholder is present at the Annual Meeting or represented by proxy.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to each person known to the Company to have been the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock as of August 23, 2002. The number of shares stated is based on information provided by each person listed and includes shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock			
	Sole Voting and Dispositive Power(1)	Shared Voting or Dispositive Power(2)	Total Beneficial Ownership(1)	Percent of Class(3)
Randall L. Peat 510 East Milham Road Portage, Michigan 49002	500,990	--	500,990	11.0%
J. Wayne Moore 37 East High Springfield Ohio, 45501	395,218	9,000	404,218	8.8%
Allen F. Peat 3627 San Sebastian Court Punta Gorda, Florida 33950	348,001	--	348,001	7.6%

(1)   These numbers include shares that may be acquired through options that are exercisable within 60 days after August 23, 2002.

(2)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses or children or other relatives over whom the listed person may have substantial influence by reason of relationship.

(3)   These percentages represent the number of shares owned by each beneficial owner as of August 23, 2002, plus the shares that may be acquired by each beneficial owner through the exercise of outstanding stock options within 60 days by each after August 23, 2002, as a percentage of the total of all outstanding shares as of August 23, 2002, plus the total of all shares that may be acquired through the exercise of outstanding stock options by each beneficial owner within 60 days after August 23, 2002.

SECURITIES OWNERSHIP OF MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned as of August 23, 2002, by each of the Company's directors and nominees for director, the Chief Executive Officer, the four most highly compensated executive officers (the "named executive officers"), and all of the Company's directors and officers as a group. The number of shares stated is based on information provided by each person listed and includes shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

	Amount and Nature of Beneficial Ownership of Common Stock			
Name of Beneficial Owner	Sole Voting and Dispositive Power(1)	Shared Voting or Dispositive Power(2)	Total Beneficial Ownership(1)	Percent of Class(3)
W. Scott Baker, Director	1,000	--	1,000	*
Gene Bledsoe, Director	23,899	1,102	25,001	*
Richard J. Holloman, Director	179,202	--	179,202	3.9%
J. Wayne Moore, Executive Officer	395,218	9,000	404,218	8.8%
Daniel P. Muthard, Executive Officer	38,113	--	38,113	*
Allen F. Peat, Director	348,001	--	348,001	7.6%
Randall L. Peat, Executive Officer and Director	500,990	--	500,990	11.0%
Early L. Stephens, Executive Officer	75,707	--	75,707	1.7%
Paul R. Sylvester, Executive Officer and Director	171,470	--	171,470	3.8%
Harry C. Vorys, Director	24,433	2,231	26,664	*
Stephen C. Waterbury, Director	21,222	--	21,222	*
All directors and executive officers as a group	1,876,410	12,333	1,888,743	41.4%

---

*   Less than 1%.

(1)   These numbers include shares held directly and shares that may be acquired through options that are exercisable within 60 days after August 23, 2002. The number of shares that may be acquired through options that are exercisable within 60 days after August 23, 2002, for each listed person is as follows:

W. Scott Baker	1,000
Gene Bledsoe	8,050
Richard J. Holloman	27,750
J. Wayne Moore	0
Daniel P. Muthard	12,500
Allen F. Peat	2,000
Randall L. Peat	30,000
Early L. Stephens	33,000
Paul R. Sylvester	62,000
Harry C. Vorys	11,041
Stephen C. Waterbury	2,000
All directors and executive officers as a group	221,941

(2)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses or children or other relatives over whom the listed person may have substantial influence by reason of relationship.

(3)   These percentages represent the number of shares owned by each beneficial owner as of August 23, 2002, plus the shares that may be acquired by each beneficial owner through the exercise of outstanding stock options within 60 days by each after August 23, 2002, as a percentage of the total of all outstanding shares as of August 23, 2002, plus the total of all shares that may be acquired through the exercise of outstanding stock options by each beneficial owner within 60 days after August 23, 2002.

BOARD OF DIRECTORS

By Board resolution, the Company's Board of Directors is currently set at eight members, three of whom are standing for reelection. The Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. Generally, each class of directors serves a term of office of three years, with the term of each class expiring at the Annual Meeting of Shareholders in each successive year. This year, the Board of Directors has nominated Randall L. Peat and Stephen C. Waterbury to serve three-year terms and Paul R. Sylvester to serve a two-year term.

Biographical information is presented below for each person who either is nominated for election as a director at the 2002 Annual Meeting of Shareholders or is continuing as an incumbent director. Unless otherwise noted, each director and nominee for director has had the same principal employment for the last five years.

Nominee for Election to Terms Expiring in 2004

PAUL R. SYLVESTER (age 43) has been a director since 1987. Mr. Sylvester became President and Chief Executive Officer of the Company in March of 1996. Mr. Sylvester served as the Company's Vice President-Finance and Chief Financial Officer from 1987 until 1998, and has been the Company's Treasurer since 1993.

Nominees for Election to Terms Expiring in 2005

RANDALL L. PEAT (age 54) has been a director since 1972. Mr. Randall Peat was one of the founders of the Company and became Chairman of the Board of Directors in October of 1995. In addition to his chairman responsibilities, Mr. Randall Peat is actively involved in sales and marketing for the Company. Mr. Randall Peat has held a number of positions with the Company, including President of the Company's Gavel Division, during the last thirty years. Mr. Randall Peat is the brother of Mr. Allen Peat, a director of the Company.

STEPHEN C. WATERBURY (age 52) has been a director since 1991. Mr. Waterbury is a partner at the law firm of Warner Norcross & Judd LLP located in Grand Rapids, Michigan.

Incumbent Directors Whose Terms Expire in 2003

RICHARD J. HOLLOMAN (age 48) has been a director since 1992. Mr. Holloman founded Specialized Data Systems, Inc. ("SDS") in 1980 and served as its President until June of 1995. The Company acquired SDS in March of 1992. Mr. Holloman is currently President and Chief Executive Officer of VisionAir, Inc., located in Wilmington, North Carolina, which designs, develops, and distributes Emergency 911 and public safety software and related services to local governments nationwide.

HARRY C. VORYS (age 77) has been a director since 1986. Before his retirement in July of 1990, Mr. Vorys was an Executive Vice President and Director of Citizens Trust and Savings Bank of South Haven, Michigan, which later merged into Shoreline Bank. Mr. Vorys served as a director of Shoreline Financial Corporation, the former holding company of Shoreline Bank, from inception to 1997. Mr. Vorys currently serves as President of St. Johns Northwestern Military Academy Foundation, Inc.

W. SCOTT BAKER (age 40) has been a director since 2000. Mr. Baker currently is the President of National Nail Corporation, a building materials manufacturer and distributor, and has held this position since May of 1997. From 1983 to May of 1997, Mr. Baker was employed with Arthur Andersen, LLP, an auditing, management and technology consulting firm, where he served as Partner from 1996 to 1997.

Incumbent Directors Whose Terms Expire in 2004

ALLEN F. PEAT (age 66) has been a director since 1972. Mr. Allen Peat was one of the founders of the Company and served as its Chairman of the Board, President, and Chief Executive Officer until he retired in October of 1995. Mr. Allen Peat is the brother of Mr. Randall Peat, Chairman of the Board of Directors of the Company.

GENE BLEDSOE (age 57) has been a director since 1993. Mr. Bledsoe has been the Managing Partner of the Casal Group Corporation since 1985, a computer industry marketing services and management consulting firm based in Dallas, Texas. Mr. Bledsoe also served as the Company's interim President and Chief Executive Officer from October of 1995 through February of 1996.

BOARD COMMITTEES AND MEETINGS

The Company's Board of Directors, which is responsible for the overall management of the business and affairs of the Company, held four meetings since the last Annual Meeting of Shareholders. Each director attended 75% or more of the aggregate of the total number of Board of Directors meetings and the total number of committee meetings of which they were members. The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Stock Option Committee, the Nominating Committee, and the Executive Committee. The members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee is responsible for, among other things, (i) recommending to the Board of Directors the selection of independent auditors; (ii) reviewing and approving the scope of the yearly audit plan; (iii) reviewing the results of the annual audit with management and the independent auditors; (iv) reviewing the Company's internal controls with the independent auditors; (v) reviewing the recommendations of independent auditors for accounting or operational improvements; (vi) reviewing nonaudit services and special engagements to be performed by the independent auditors; and (vii) reporting to the Board of Directors on the Audit Committee's activities and findings and making recommendations to the Board of Directors on these findings. The Audit Committee met three times since the last Annual Meeting of Shareholders.

The members of the Audit Committee are Messrs. Baker (Chairman), Vorys, and Waterbury, each of whom are independent directors. Effective as of June 14, 2000, the Board of Directors of the Company adopted a written charter for the Audit Committee, a copy of which was appended to the 2001 Proxy Statement.

Compensation Committee. The responsibilities of the Compensation Committee include (i) recommending the cash and other incentive compensation, if any, to be paid to the Company's Chief Executive Officer and certain other executive officers; and (ii) reviewing awards under stock-based compensation plans approved by the Stock Option Committee. The Compensation Committee consists of Messrs. Vorys (Chairman), Bledsoe, and Waterbury. The Compensation Committee met once since the last Annual Meeting of Shareholders.

Stock Option Committee. The Stock Option Committee is responsible for (i) the administration and award of stock options and restricted stock under the Company's stock plans; and (ii) the review of all material proposed option plan changes. In addition, the Stock Option Committee determines the key employees to whom options and restricted stock will be granted, the number of shares covered by each option or award, the exercise price of each option, and other matters associated with option and restricted stock awards. Messrs. Vorys, Bledsoe, and Holloman, each of whom are independent directors, are members of the Stock Option Committee. The Stock Option Committee met three times since the last Annual Meeting of Shareholders.

Nominating Committee. The Nominating Committee considers and evaluates the qualifications of potential candidates for the Board of Directors and recommends appropriate candidates to the full Board of Directors. The Nominating Committee consists of Messrs. Randall Peat, Holloman, and Waterbury. The Nominating Committee has met twice since the last Annual Meeting of Shareholders.

A shareholder of record of shares of a class entitled to vote at any meeting of shareholders called for the election of directors (an "Election Meeting") may make a nomination at the Election Meeting if, and only if, that shareholder first has delivered, not less than 120 days before the date of the Election Meeting in the case of an Annual Meeting, and not more than seven days following the date of notice of the Election Meeting in the case of a special meeting, a notice to the Secretary of the Company setting forth with respect to each proposed nominee: (i) the name, age, business address, and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the number of shares of capital stock of the Company that are beneficially owned by the nominee; (iv) a statement that the nominee is willing to be nominated and to serve; and (v) such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission to be included in a proxy statement soliciting proxies for the election of the nominee.

Executive Committee. The Executive Committee has the authority to exercise the powers of the Board of Directors in managing the Company's business affairs and property during intervals between meetings of the Board of Directors. The Executive Committee consists of Messrs. Bledsoe, Randall Peat, and Sylvester. The Executive Committee has not met since the last Annual Meeting of Shareholders.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors oversees the Company's financial reporting process on behalf of the Board of Directors. It meets with management and the Company's independent auditors from time to time and reports the results of its activities to the Board of Directors. In this connection, the Audit Committee has done the following:

- Reviewed and discussed the audited financial statements for the fiscal year ended April 30, 2002 with the Company's management;

- Discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants; and

- Received written disclosure regarding independence from Ernst & Young LLP as required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and discussed with Ernst & Young its independence.

Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2002.

Respectfully submitted,

W. Scott Baker (Chairman)
Harry C. Vorys
Stephen C. Waterbury

COMPENSATION OF DIRECTORS

Nonemployee directors receive a $5,000 annual retainer fee plus compensation in accordance with the following: $500 for attendance at each meeting of the Board of Directors and $250 for attendance at each committee meeting. Directors who are also employees of the Company or its subsidiaries receive no annual retainer and are not compensated for attendance at board or committee meetings.

Each nonemployee director who has served a full year of service as a member of the Board of Directors is also granted an option on the date of each Annual Meeting of Shareholders to purchase 1,000 shares of Common Stock. The per share exercise price of options granted to nonemployee directors is 100% of the fair market value of the Common Stock on the date each option is granted. The term of each option may not exceed 10 years.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation earned during each of the last three fiscal years ended April 30, 2002, 2001, and 2000, by the Company's Chief Executive Officer and the named executive officers:

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | Long-Term Compensation Awards | | All Other Compensation (1) |
		Salary	Bonus	Restricted Stock Awards	Numbers of Shares Underlying Options	
Paul R. Sylvester	2002	$ 160,000	$ --	--	--	$ 28,052
President and Chief	2001	154,000	--	(2)	60,000	2,880
Executive Officer	2000	150,000	75,000	--	--	2,705
Randall L. Peat	2002	$ 102,500	$ 2,000	--	--	$ 26,785
Chairman of the Board	2001	101,000	--	--	--	14,936
	2000	100,000	50,000	--	--	14,687
J. Wayne Moore	2002	$ 110,500	$ --	--	--	$ 26,355
President of Manatron	2001	108,000	--	--	--	8,293
ProVal Corporation	2000	91,000	--	--	--	5,521
Daniel P. Muthard	2002	$ 102,500	$ --	--	--	$ 1,047
President of Sabre	2001	106,000	--	--	--	1,133
Appraisal Division	2000	100,000	47,500	--	--	812
Early L. Stephens	2002	$ 100,700	$ --	--	--	$ 1,530
Chief Technology Officer	2001	93,000	--	(2)	40,000	1,746
	2000	83,600	41,750	--	--	1,377

(1)   All other compensation for the year ended April 30, 2002, includes: (i) Company matching contributions under the Company's 401(k) plan of $2,580 for Mr. Sylvester, $1,785 for Mr. Peat, $1,355 for Mr. Moore, $1,047 for Mr. Muthard, and $1,530 for Mr. Stephens; (ii) amounts paid by the Company for life insurance of $472 for Mr. Sylvester; (iii) and amounts paid by the Company to Messrs. Sylvester, Peat, and Moore of $25,000 each to compensate them for the risk associated with signing personal guarantees with Kemper Insurance Company, required to allow the Company to obtain bonding. In addition, 106 shares were contributed by the Company to Mr. Sylvester's ESOP account, 73 shares were contributed to Mr. Peat's ESOP account, 68 shares were contributed to Mr. Moore's ESOP account, 67 shares were contributed to Mr. Muthard's account, and 74 shares were contributed to Mr. Stephens account. The market value of the Company's Common Stock on April 30, 2002, was $4.01.

(2)   Under the Executive Stock Plan of 2000 approved by the shareholders at the October 5, 2000 Annual Meeting, Messrs. Sylvester and Stephens were granted 60,000 and 40,000 shares, respectively, of the Company's restricted common stock. Generally speaking, on June 1 of each year until June 1, 2010, 6,000 and 4,000 shares, respectively, of stock will vest unless the Company's common stock trades for at least $20 per share on or before June 1, 2005. The value of this restricted stock award was $405,000 and $270,000, respectively, and was calculated using the market value of the Company's Common Stock on the date of grant, which was $6.75 per share. At the end of fiscal 2002, Messrs. Sylvester and Stephens held 60,000 and 40,000 shares, respectively, of restricted stock and the aggregate value of these shares was $240,600 and $160,400, respectively, based on the market value of the Company's Common Stock on April 30,

2002. All of these shares of restricted stock would receive dividends in the event the Company elects to pay dividends on the Company's Common Stock.

No stock options were granted to the Chief Executive Officer and the named executive officers during the fiscal year ended April 30, 2002, as set forth in the following table:

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term | |
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees In Fiscal Year	Exercise Price per Share	Expiration Date	5%	10%
Paul R. Sylvester	--	--	--	--	--	--
Randall L. Peat	--	--	--	--	--	--
J. Wayne Moore	--	--	--	--	--	--
Daniel P. Muthard	--	--	--	--	--	--
Early L. Stephens	--	--	--	--	--	--

The following table sets forth information regarding stock options exercised by the Chief Executive Officer and the named executive officers during the fiscal year ended April 30, 2002:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

| | | | Number of Securities Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised In-the-Money Options at Fiscal Year-End | |
Name	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul R. Sylvester	--	--	62,000	48,000	$ 119,250	--
Randall L. Peat	--	--	30,000	--	66,675	--
J. Wayne Moore	--	--	--	--	--	--
Daniel P. Muthard	--	--	12,500	--	--	--
Early L. Stephens	--	--	33,000	32,000	32,025	--

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee develops compensation policies for the Company and evaluates annual salaries and incentive compensation plans for the Chief Executive Officer and other executive officers. The Compensation Committee also reviews awards under certain stock-based compensation plans as approved by the Stock Option Committee. The Compensation Committee submits its recommendations on these matters to the full Board of Directors for ratification.

The Compensation Committee consists of three directors, none of whom is a current or former employee of the Company.

Compensation Philosophy

The Compensation Committee's executive compensation philosophy is to provide competitive levels of compensation as well as incentives to achieve superior financial performance. The Compensation Committee's policies are designed to achieve four primary objectives: (i) align management's compensation with the Company's achievement of annual and long-term performance goals; (ii) reward superior performance by the Company; (iii) recognize individual initiative and achievement; and (iv) assist the Company in attracting and retaining quality executive officers. The Compensation Committee believes that a significant portion of the annual compensation of each officer must relate to, and be contingent upon, the performance of the Company.

The Company's basic compensation policies are designed to enhance shareholder value by rewarding executive officers for profitable growth of the Company and increases in the value of its common stock. The Company's executive compensation policies also seek to align the interests of executive officers and other key employees with the interests of shareholders through stock ownership. The Compensation Committee believes that it is in the Company's best interest to generate rewards for senior executives and key employees, which may result in above-average performance measured in terms of profit growth and total shareholder return.

Executive officer compensation is comprised of three primary components: base salary and benefits, annual performance bonus, and participation in stock option and restricted stock plans. Each component of compensation is designed to accomplish one or more of the compensation objectives. Benefits offered to executive officers include participation in the Salary Deferral and Employee Stock Ownership Plan, which covers substantially all employees, the Employee Stock Purchase Plan, and the Company's various health, life, and disability insurance benefit plans.

In addition, the Board of Directors recently approved the Manatron, Inc. Supplemental Executive Retirement Plan effective as of January 1, 2002, for certain executive officers of the Company. Under this non-qualified plan, the Company will contribute approximately 5% of a participant's annual compensation to a Rabbi trust on behalf of the participants. These contributions will vest evenly over a three year period. Participants may also elect to make pre-tax contributions to the trust. No contributions were made to this plan for any participants during fiscal 2002.

Congress has amended the Internal Revenue Code to add Section 162(m) which provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1,000,000 annually, with certain exemptions. The Company has examined its executive compensation policies in light of Section 162(m) and the regulations adopted by the Internal Revenue Service to implement this section. The Company believes its compensation policies reflect due consideration of Section 162(m).

Base Salary

The Company seeks to attract and retain well-qualified executives by providing base salaries and benefit packages at levels that are considered to be competitive. In setting the base salaries of the Company's executive officers, the Compensation Committee considers the skill and experience required by an individual's position, job performance, accountability, and tenure. Although the Compensation Committee refers to base salaries at other comparable companies to help establish guidelines, the Company's current operating performance is considered most important in determining the base salaries of management.

The Compensation Committee believes current base salaries for executive officers of the Company have not kept pace with and are below average for executives in similar positions. It is the Compensation Committee's intention to continue to increase base salaries of the Chief Executive Officer and certain other executive officers to more competitive levels as profits improve. Nonetheless, incentive compensation based upon criteria designed to reward executives for performance which enhances shareholder value will continue to represent a significant percentage of potential executive compensation.

In general, the Compensation Committee adjusts the salaries of the Chief Executive Officer and certain other executive officers on an annual basis. The annual adjustments are determined by considering the Company's performance, each officer's performance, any increased responsibilities of the officer, and current economic conditions.

Annual Bonus Plan

Annual bonuses under the Company's short-term executive incentive compensation plan are intended to reward the Chief Executive Officer and certain other executives for achieving specific goals, motivate executives to work more effectively, and focus executives' attention on specific areas of major importance. While there was a significant turn around in profitability and an improvement in cash flow over the prior year, no bonuses were paid to executive officers for fiscal 2002 because of the marginal profitability of the Company.

Stock Options and Restricted Stock

The Stock Option Committee of the Board of Directors periodically grants stock options and restricted stock to executive officers, as well as other key employees, of the Company. Stock options provide the recipient the right to acquire shares of the Company's Common Stock at fair market value on the date of grant. The options generally become exercisable over a three year period immediately after the date of grant and expire 10 years following the date of grant. The number of shares covered by each grant is designed to provide the executive officers, as well as other key employees, a substantial incentive to operate the Company from the perspective of an owner, thereby closely aligning their interests to those of the Company's shareholders.

Although the Compensation Committee believes that stock ownership by executive officers and other key employees is beneficial, the Company currently has no target ownership level for Common Stock holdings by executive officers. The Stock Option Committee generally does not take into account in its decisions the amount and value of options and restricted stock currently held by an executive officer.

Chief Executive Officer Compensation

Mr. Sylvester's compensation is based upon the policies and objectives discussed above. The Compensation Committee considers current operating performance to be a key determinant in establishing the base salary of Mr. Sylvester and also considers his performance, skill and experience, accountability, length of service, and current economic conditions. The Compensation Committee believes that incentive compensation, designed to reward performance, should represent a significant percentage of Mr. Sylvester's potential compensation. As previously reported, Mr. Sylvester and other executive officers were granted restricted stock and stock options in fiscal 2001. The Compensation Committee may consider recommending grants of restricted stock and stock options to executive officers in the future.

On October 10, 1996, the Company signed an employment agreement with Mr. Sylvester which provides for his continued service to the Company as President and Chief Executive Officer until termination of the employment agreement. The employment agreement is described in this Proxy Statement under the heading "Employment Agreements, Termination of Employment, and Change in

Control Arrangements." Mr. Sylvester received a salary of $160,000 and no annual bonus for fiscal year 2002. The Company also paid Mr. Sylvester an additional $25,000 in fiscal 2002 to compensate him for the risk associated with signing a personal guarantee with Kemper Insurance Company, which was required to allow the Company to obtain bonding.

The Compensation Committee intends to meet in the second quarter of fiscal 2003 to discuss Mr. Sylvester's compensation and will consider, among other things, the performance of Mr. Sylvester and the Company in fiscal 2002 and the first quarter of fiscal 2003, including the fact that in fiscal 2002 the Company (i) increased its operating income by approximately $1.5 million, (ii) increased its net income by approximately $1.2 million, (iii) paid off approximately $3.5 million in bank borrowings, and (iv) increased cash on hand by approximately $5 million.

All recommendations of the Compensation Committee attributable to compensation in the 2002 fiscal year were unanimous and were approved and adopted by the Board of Directors without modification.

The Compensation Committee welcomes written comment from the Company's shareholders concerning its compensation programs. Comments should be marked "personal and confidential" and addressed to the Compensation Committee of the Board of Directors, Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

Respectfully submitted,

Harry C. Vorys (Chairman)
Gene Bledsoe
Stephen C. Waterbury

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT, AND CHANGE IN CONTROL ARRANGEMENTS

Paul Sylvester's Employment Agreement. On October 10, 1996, the Company entered into an employment agreement with Mr. Sylvester. This agreement provides for employment for Mr. Sylvester until the agreement is terminated as provided therein. Under his employment agreement, Mr. Sylvester is entitled to receive (i) an annual salary; (ii) paid vacation in accordance with the Company's vacation policies; (iii) standard benefits offered to all employees; and (iv) reimbursement of reasonable expenses in connection with the performance of job duties. In addition, Mr. Sylvester is entitled to a Company automobile or a car allowance for business purposes and is eligible to participate in the Executive Incentive Plan.

If Mr. Sylvester's employment is terminated other than for Cause or if he resigns from his employment With Cause (each as defined in his employment agreement), his agreement, as amended effective as of May 1, 1998, requires the Company to pay Mr. Sylvester for a period of two years severance pay of an amount equal to his base salary and any and all benefits in effect at the time of termination.

Randall Peat's Employment Agreement. On July 17, 1986, the Company entered into an employment agreement with Randall Peat, which provides for, among other things, an annual salary, annual bonus, and other fringe benefits, as determined from time to time by the Board of Directors. For any given year, it is intended that Mr. Peat's monthly salary and fringe benefits not be less than those received in the prior year. Mr. Peat's annual bonus is determined by his participation in the Executive Incentive Plan. The term of Mr. Peat's employment agreement is a rolling five-year term, which is extended an additional year in December of each year unless the Board of Directors determines otherwise.

Early Stephen's Employment Agreement. On March 21, 2002, the Company entered into an employment agreement with Early L. Stephens. This agreement provides for the employment of Mr. Stephens until the agreement is terminated as provided therein. Under his employment agreement, Mr. Stephens is entitled to receive (i) an annual salary; (ii) paid vacation in accordance with the Company's vacation policies; (iii) standard benefits offered to all employees; (iv) automobile expenses in accordance with the Company's standard automobile use policies and practices; and (v) reimbursement of reasonable expenses in connection with the performance of job duties.

If Mr. Stephens' employment is terminated other than for Cause or if he resigns from his employment With Cause (each as defined in his employment agreement), his agreement requires the Company to pay Mr. Stephens for a period of one year severance pay of an amount equal to his base salary and any and all benefits in effect at the time of termination.

J. Wayne Moore's Employment Agreement. On May 28, 1999, the Company entered into an employment agreement with J. Wayne Moore. This agreement provides for the employment of Mr. Moore for a four-year period. Under his employment agreement, Mr. Moore is entitled to receive (i) an annual salary; (ii) four weeks paid vacation; (iii) standard benefits offered to all employees; (iv) automobile expenses in accordance with the Company's standard automobile use policies and practices; and (v) reimbursement of reasonable expenses in connection with the performance of job duties.

If Mr. Moore's employment is terminated other than for Cause or if he resigns from his employment with Cause (each as defined in his employment agreement) and the termination of employment occurs during the term of his agreement, his agreement requires the Company to pay Mr. Moore's salary and benefits for the remainder of the four-year term. If Mr. Moore's employment is terminated after the expiration of the four-year term of the agreement, then the Company will pay Mr. Moore six months severance pay equal to the amount of his salary and any benefits in effect at the time of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee is composed of Messrs. Vorys, Bledsoe, and Waterbury. Mr. Waterbury is a partner in the law firm of Warner Norcross & Judd LLP. The services of Warner Norcross & Judd LLP were utilized by the Company in fiscal year 2002 and the Company intends to continue to use this firm in fiscal year 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2002, the Company retained the law firm of Warner Norcross & Judd LLP to perform certain legal services for the Company. Stephen C. Waterbury, a director of the Company, is a partner in Warner Norcross & Judd LLP. The Company plans to continue to retain Warner Norcross & Judd LLP in the future for certain legal matters.

STOCK PERFORMANCE GRAPH(1)(2)

The following graph compares the cumulative total shareholder return on the Company's Common Stock to the Standard & Poor's 500 Stock Index and the Company's peer index, an industry index comprised of the common stock of 10 companies in the computer software industry (the "New Peer Group"), and the Company's old peer index, an industry index comprised of the common stock of ten companies in the computer software industry (the "Old Peer Group"), assuming an investment of $100 over a five-year period ended April 30, 2002, using 1997 as a base period. The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. The Old and New Peer Groups were selected by the Company and include the companies listed in the footnotes to the graph below. The Company anticipates using the index identified as "New Peer Index" in future proxy statements. The Company believes the change in peer groups is appropriate to include new companies in Manatron's industry. Cumulative total return is measured by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The dollar values for total shareholder return plotted in the graph below are shown in the following table:

	1997	1998	1999	2000	2001	2002
Manatron	$100.00	$221.43	$325.00	$482.14	$180.00	$229.14
S & P 500	100.00	141.06	171.85	189.26	164.71	143.92
Old Peer Group	100.00	229.93	115.51	125.63	62.42	117.03
New Peer Group	100.00	218.67	123.82	129.64	89.48	131.21



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

—■— MANATRON   —▲— S & P 500   ····◆···· OLD PEER GROUP   —·●·— NEW PEER GROUP

15

(1)   The Old Peer Group consists of: CACI International Inc., CAM Commerce Solutions, Inc., Dyntek, Inc. (formerly Tekinsight.com Inc.), HTE, Inc., Microlog Corp., National Information Consortium, Inc., Systems & Computer Technology Corp., Telos Corp., Tier Technologies Inc., and Tyler Technologies, Inc.

(2)   The New Peer Group consists of: CACI International Inc., CAM Commerce Solutions, Inc., Dyntek, Inc. (formerly Tekinsight.com Inc.), HTE, Inc., Maximus, Inc.., National Information Consortium, Inc., Systems & Computer Technology Corp., Telos Corp., Tier Technologies Inc., and Tyler Technologies, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers to file reports of ownership and changes in ownership of shares of Common Stock with the Securities and Exchange Commission. Directors and officers are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of the copies of the Section 16(a) reports received by it during the 2002 fiscal year, or written representations from certain reporting persons that no reports on Form 5 were required to be filed by them, the Company believes that its directors and officers complied with all applicable reporting and filing requirements during the Company's last fiscal year, except that in July 2001, (i) one transaction of J. Wayne Moore on Form 4 was reported late, (ii) one transaction of James W. Sanderbeck on Form 4 was reported late, and (iii) the fiscal 2002 Form 5 of Mary Gephart was filed late.

SELECTION OF AUDITORS

The Company has selected Ernst & Young LLP ("Ernst & Young"), independent auditors, as its principal auditors for fiscal year 2003. Representatives of Ernst & Young are expected to be present at the 2002 Annual Meeting of Shareholders, will be provided with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

The Company's independent auditors for the fiscal year ended April 30, 2001, were Arthur Andersen LLP ("Arthur Andersen"). Because of the indictment by the Justice Department in connection with the Enron audit, the Company determined to dismiss Arthur Andersen and to engage the services of Ernst & Young as its new independent auditors. The change in auditors was approved by the Board of Directors of the Company and was effective as of May 6, 2002. As a result, Ernst & Young audited the consolidated financial statements of the Company and its subsidiary for the fiscal year ending April 30, 2002.

Arthur Andersen's reports on the Company's consolidated financial statements for the fiscal years ended April 30, 2001, and April 30, 2000, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended April 30, 2001, and April 30, 2000, and through the date of this proxy statement (the "Relevant Period"), there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement(s) in connection with its reports on the Company's consolidated financial statements for such years; and there were no reportable events as described in Item 304(a)(1)(v) of the Securities and Exchange Commission's (the "Commission") Regulation S-K.

The Company has provided a copy of this disclosure to Ernst & Young and Arthur Andersen. In addition, the Company's Form 8-K Current Report filed on May 10, 2002, contained as an exhibit a copy of Arthur Andersen's letter to the Commission, dated May 10, 2002, stating its agreement with such statements as of May 10, 2002 (with May 10, 2002, as the Relevant Period).

During the Relevant Period, neither the Company nor anyone acting on its behalf consulted with Ernst & Young regarding (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or (ii) any matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Audit Fees. The Company paid to Ernst & Young and Arthur Andersen $51,300 and $27,100, respectively, related to the last annual audit, fiscal year 2002 quarterly reviews, and the audit of the ESOP Plan.

Financial Information Systems Design and Implementation Fees. No related fees were billed by Ernst & Young or Arthur Andersen during fiscal 2002.

All Other Fees. The Company paid no additional fees to Ernst & Young or Arthur Andersen during fiscal 2002 other than those noted above under audit fees.

In its determination of Ernst & Young's and Arthur Andersen's independence, the audit committee has considered whether the provision of these services is compatible with maintaining the independence of the auditor.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the next Annual Meeting of Shareholders and that a shareholder would like to have included in the proxy statement and form of proxy relating to that meeting must be received by the Company no later than May 9, 2003, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Such proposals of shareholders should be made in accordance with Securities and Exchange Commission Rule 14a-8 and should be addressed to the Secretary of Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002. All other proposals of shareholders that are intended to be presented at the Annual Meeting in the year 2002 must be received by the Company not later than July 23, 2003, or they will be considered untimely.

SOLICITATION OF PROXIES

The Company will bear all costs of the preparation and solicitation of proxies, including the charges and expenses of brokerage firms, banks, trustees, or other nominees for forwarding proxy materials to beneficial owners. Solicitation of proxies will be made initially by mail. In addition, directors, officers, and employees of the Company and its subsidiaries may solicit proxies personally or by telephone or facsimile without additional compensation. Proxies may be solicited by nominees and other fiduciaries who may mail materials or otherwise communicate with beneficial owners of shares held by them. The Company has retained Georgeson Shareholder Communications, Inc. at an estimated cost of $6,000, plus expenses and disbursements, to assist in the solicitation of proxies.

By Order of the Board of Directors

Jane M. Rix

Jane M. Rix
Secretary

Portage, Michigan
September 6, 2002

REVOCABLE PROXY
MANATRON, INC.

|X| **PLEASE MARK VOTES**
AS IN THIS EXAMPLE

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder hereby appoints Randall L. Peat and Paul R. Sylvester, and each of them, each with full power of substitution, proxies to represent the shareholder listed in this Proxy and to vote all shares of Common Stock of Manatron, Inc. that the shareholder would be entitled to vote on all matters which come before the Annual Meeting of Shareholders to be held at the Hawthorn Suites Hotel, in Kalamazoo, Michigan, on Thursday, October 10, 2002, at 10:00 a.m., and any adjournment of that meeting.

	Date
Please be sure to sign and date this Proxy in the box below.	

----Shareholder sign above ---Co-holder (if any) sign above ----

+

	For	Withhold	For All Except
1. ELECTION OF DIRECTORS	☐	☐	☐

Nominees: Paul R. Sylvester to serve a term expiring in 2004, Randall L. Peat to serve a term expiring in 2005, and Stephen C. Waterbury to serve a term expiring in 2005.

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

_____

Your Board of Directors Recommends That You Vote FOR ALL NOMINEES.

This Proxy is Solicited on Behalf of the Board of Directors.

If this Proxy is properly executed, the shares represented by this Proxy will be voted as specified. If no specification is made, the shares represented by this Proxy will be voted for approval of all of the proposals contained in this Proxy Statement. The shares represented by this Proxy will be voted in the discretion of the proxies on any other matters that may come before the meeting.

IMPORTANT--Please sign exactly as your name(s) appears on this Proxy. When signing on behalf of a corporation, partnership, estate, or trust, indicate title or capacity of person signing. If shares are held jointly, each holder should sign.

↑ Detach above card, sign, date and mail in postage paid envelope provided. ↑
MANATRON, INC.
510 East Milham Road, Portage, Michigan 49002

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW
AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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